Exhibit 99.1

E-House Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

Shanghai, China, June 9, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced  that its Board of Directors (the “Board”) has received a non-binding proposal letter, dated June 9, 2015, from Mr. Xin Zhou, co-chairman of the Board and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the Board, proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of E-House not already owned by Mr. Zhou, Mr. Shen or their respective affiliates for US$7.38 in cash per American depositary share (“ADS”), which represents a premium of 25% to the average closing trading price of the Company’s ADSs during the past 15 trading days.

Mr. Zhou, Mr. Shen and their respective affiliates beneficially own an aggregate of approximately 26% of the Company’s total issued and outstanding shares.

According to the proposal letter, Mr. Zhou and Mr. Shen intend to fund the consideration payable in the Transaction with a combination of debt and equity capital and the Transaction will not be subject to any debt financing condition. A copy of the proposal letter is attached hereto as Annex A.

E-House’s Board has formed a special committee consisting of five independent, disinterested directors (the “Independent Committee”), Mr. Winston Li, Mr. Bing Xiang, Mr. Hongchao Zhu, Mr. Jeffrey Zhijie Zeng and Mr. David Jian Sun, to consider the Transaction. The Independent Committee intends to retain advisors to assist it in its work.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Mr. Zhou and Mr. Shen and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties are outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visithttp://www.ehousechina.com.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

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Annex A

June 9, 2015

The Board of Directors
E-House (China) Holdings Limited

11/F Qiushi Building

383 Guangyan Road

Zhabei District, Shanghai 200072

People’s Republic of China

Dear Sirs:

Mr. Xin Zhou, co-chairman of the board of directors (the “Board”) and chief executive officer of E-House (China) Holdings Limited (the “Company”) (“Founder”), and Mr. Neil Nanpeng Shen, a member of the Board, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by Mr. Zhou, Mr. Shen or their respective affiliates in a transaction (the “Acquisition”) described below. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value. We are confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

1.                                      Acquisition Consideration. Based on the information available to us, we anticipate that the consideration payable in the Acquisition (the “Acquisition Consideration”) will be US$7.38 per American depositary share (“ADS”, each ADS representing one ordinary share of the Company), other than for certain ADSs and ordinary shares already owned by Mr. Zhou, Mr. Shen and their respective affiliates. This represents a premium of 25% to the average closing trading price of the Company’s ADS during the past 15 trading days.

2.                                      Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction on an expedited basis. We do not expect any regulatory approvals will be impediments to closing. We intend to finance the proposed Acquisition with a combination of debt and equity capital. We expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. The definitive merger agreement will not include any closing condition that the debt financing has been funded.

3.                                      Buyer Group. The Acquisition will be in the form of a merger of the Company with a new acquisition vehicle that Founder and Mr. Shen and/or their respective affiliates will form. You should be aware that Founder and Mr. Shen are interested only in acquiring the outstanding ordinary shares of the Company not already owned by them and their respective affiliates, and Mr. Zhou, Mr. Shen and their respective affiliates expect to roll over the ordinary shares of the Company owned by them in the Acquisition.

4.                                      Due Diligence. We will require a timely opportunity to conduct customary due diligence on the Company. We and our advisors are ready to engage in the next stage of discussions and would expect to complete due diligence on a highly expedited basis.

5.                                      Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. The negotiation of the Definitive Agreements can be completed in parallel with due diligence. In this regard, we will prepare a draft merger agreement and will send it to you when available.

6.                                      Process. We recognize that the Board will evaluate the Acquisition independently before it decides whether to authorize the Company to enter into the Definitive Agreements regarding the Acquisition. Given the involvement of Founder in the Acquisition, we would expect that the independent, disinterested members of the Board (other than Mr. Shen) will proceed to consider our proposal.

7.                                      No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

8.                                      Public Disclosure. To comply with United States securities laws requirements, Founder and Mr. Shen will be required to disclose the nature of this proposal, as well as a copy of this proposal, in requisite filings with the Securities and Exchange Commission.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe.

Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

*              *              *              *

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Xin Zhou

/s/ Xin Zhou
Xin Zhou

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen